[letterhead of K&L Gates LLP]

February 28, 2011

VIA EDGAR

Mary A. Cole

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

RE:               Grail Advisors ETF Trust

File Nos.: 811-22154; 333-148082

Dear Ms. Cole:

This letter responds to comments you provided orally on February 10, 2011 concerning the registration statement on Form N-1A of Grail Advisors ETF Trust (the “Trust”).  Your comments related to Post-Effective Amendment No. 18 to the Trust’s registration statement, filed on December 30, 2010, relating to the Grail McDonnell Intermediate Municipal Bond ETF (the “Municipal ETF”) and Grail McDonnell Core Taxable Bond ETF (the “Taxable ETF” and, together with the Municipal ETF, the “Funds”).  Post-Effective Amendment No. 21 (the “PEA”), reflecting responses to your comments and other matters, is being filed concurrently herewith.

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Trust’s response to the comment.

1.             In the fee table for each Fund, please add a sentence below the caption but above the fee table explaining that the table describes the fees and expenses that a shareholder may pay if they buy and hold Shares of the ETF.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment and added the sentence to both Fund’s fee tables.

2.             In the first paragraph of the principal investment strategies for the Municipal ETF, the disclosure notes that tax-exempt means that the bonds pay interest that is excluded from gross income for regular federal income tax purposes.  If true, please add disclosure indicating that the interest paid on the bonds may be subject to the alternative minimum tax.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment and added disclosure indicating that interest paid on the municipal securities may be subject to the alternative minimum tax.

3.             The fifth paragraph of the “Principal Investment Strategies” of each Fund indicates that each Fund “may” invest in different types of derivatives instruments.  Please add more specificity in light of the letter from the staff to the Investment Company Institute, dated July 30,

2010 (the “Letter”).  If any of the strategies described are not “principal” strategies of a Fund, please remove the discussion from the “Principal Investment Strategies.”  If a strategy is “principal,” please expand the discussion to provide more specificity concerning the use of the enumerated derivatives, as noted in the Letter.  In the same paragraph, for the Municipal ETF, the disclosure notes that the use of certain derivatives may give rise to taxable income.  Please revise the disclosure to provide more specific information on which derivatives may do so.

RESPONSE:  Each Fund may, from time to time, use the derivatives currently noted in the disclosure.  However, at this time, such use of derivatives is no longer contemplated to be a principal strategy of either Fund.  Accordingly, while disclosure of such derivatives, and other types of derivative instruments, remains in the statement of additional information, such disclosure has been removed from the prospectus.

4.             In the “Principal Risks” section of each Fund’s summary, the disclosure discusses derivatives risks.  Please add specific disclosure to the particular risks associated with each type of derivative instrument the Fund may use.  In the same risk factor, the disclosure notes that the Fund may segregate or “earmark” liquid assets to mitigate the risk from leverage.  Please confirm that “earmark” is intended to mean the same concept as segregation.  Finally, in the same risk factor, counterparty risk is explained.  If the Fund has more than 25% of its total assets subject to the counterparty risk of a single counterparty, please add financial statements of that counterparty to the Trust’s registration statement.

RESPONSE:  As noted above, since derivatives usage is no longer considered a “principal” strategy of either Fund, the related “principal” risk factor has been removed from the Prospectus.  Similarly, the Funds do not have (and have not had) 25% or more of their total assets subject to the counterparty risk of a single counterparty.  Also, the Trust confirms that the term “earmark” was intended to be synonymous with “segregate.”

5.             In the “Principal Risks” section of each Fund’s summary, there is inclusion of a “foreign investing risk” factor.  If foreign investing is a principal risk, it should also be discussed in the “principal strategies” section.  If it is not a “principal” strategy, please remove the risk factor.

RESPONSE:  As foreign investing is not a “principal” strategy of either Fund, the risk factor has been removed.  Correspondingly, foreign investing has not been added as a “principal” strategy.

6.             Under the heading of “Portfolio Manager” in each Fund’s summary, please add titles for each of the named portfolio managers.  In addition, please indicate the year that the portfolio managers began providing services to the Funds, rather than simply indicating “since inception.”

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

7.             Under the heading of “Purchase and Sale of ETF Shares” in each Fund’s summary, please delete “at NAV” in the first sentence, delete the second sentence, and update the remaining part of the paragraph in accordance with the form instructions for ETFs.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

8.             Under the heading of “Tax Information” in each Fund’s summary, please delete the last sentence of the paragraph.  In addition, for the Municipal ETF, please confirm (or revise) the disclosure indicating that distributions may be taxed as ordinary income.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.  In addition, the disclosure in the Municipal ETF’s tax summary has been revised to state:

Distributions you receive from the ETF are generally not subject to federal income tax.  However, the ETF may distribute taxable dividends, including distributions of short-term capital gains, which are subject to federal taxation as ordinary income.  The ETF’s distributions of net long-term capital gains are taxable as long-term capital gains for federal income tax purposes.  In addition, a portion of the ETF’s distributions may be subject to the federal alternative minimum tax.

9.             On the Portfolio Manager’s related performance information, please confirm that the exclusion of accounts from the composite because they were less than $5 million does not make the presentation misleading.  In addition, the disclosure notes that the accounts in the composite were not ETFs, and that different performance results are likely due to various disclosed factors.  Please add a sentence that these differences do not alter the conclusion that the Funds and the accounts in the composite are managed in a substantially similar manner.  Also, the footnote to the Composites indicates that net-of-fee results are presented using the highest applicable advisory fee an institutional account would be charged based on the current advisory fee schedule.  Please revise the sentence to indicate whether net fees reflect the highest fee currently applicable, or the highest fee in effect at the time (if, for example, advisory fees were higher in the past).  Please also revise the sentence to indicate whether other expenses, such as custodial fees, are deducted from the accounts shown in the composite.  Finally, please state in the disclosure how the method used to calculate the performance of the composites differs from SEC calculations, if it does differ.

RESPONSE:  The Manager no longer has a need to show the related performance of the portfolio manager’s other accounts, and thus no longer contemplates using the Composites in the Prospectus.  Accordingly, the Composites have been deleted from the Prospectus.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:	William M. Thomas
Grail Advisors, LLC
Stacy L. Fuller
K&L Gates LLP